EXHIBIT (a)(9)


         TRIBUNE COMPANY GRANTED EARLY TERMINATION OF HART-SCOTT-RODINO
                  WAITING PERIOD FOR TIMES MIRROR TENDER OFFER

CHICAGO, Thurs., April 6, 2000 -- Tribune Company said that its request for early termination of the 15-day waiting period relating to its cash tender offer to acquire shares of The Times Mirror Company under the Hart-Scott-Rodino Antitrust Improvements Act was granted today.

As previously announced, Tribune and Times Mirror entered into an Agreement and Plan of Merger on March 13, 2000. Under the terms of the agreement, Tribune commenced a cash tender offer to purchase up to 28 million shares of Times Mirror common stock for $95 per share. The tender offer is scheduled to expire at 12:00 midnight, Eastern time, on Mon., April 17, 2000. Following completion of the tender offer, Tribune and Times Mirror will merge in a transaction in which each share of Times Mirror common stock will be converted into 2.5 shares of Tribune common stock. If fewer than 28 million shares of Times Mirror common stock are purchased in the tender offer, Tribune may purchase Times Mirror shares in the market and permit Times Mirror shareholders to elect cash in the merger, up to the balance of the 28 million shares. The merger is subject to satisfaction of certain conditions, including approval of Tribune and Times Mirror shareholders and the expiration of a 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. That 30-day waiting period is scheduled to expire on April 26, 2000.

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal, which have been filed with the Securities and Exchange Commission and mailed to Times Mirror's shareholders. This news release does not constitute an offer to sell or a solicitation of an offer to buy Tribune common stock. Such an offer may be made only pursuant to a prospectus in compliance with the Securities Act of 1933.

TRIBUNE (NYSE: TRB) is a leading media company with operations in television and radio broadcasting, publishing, education and interactive ventures. It is an industry leader in venture partnerships with new-media companies. In 2000, for the third straight year, Tribune ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America. In March 2000, Tribune Company and The Times Mirror Company announced a merger agreement that will create the nation's premier local-market multimedia company, combining national reach and a major presence in 18 of the nation's top 30 markets, including New York, Los Angeles and Chicago.

More information on Tribune is available on the Internet:
http://www.tribune.com. Earnings and other news releases also can be accessed by calling 1-800-757-1694.

MEDIA CONTACT:
Katherine Sopranos
312/222-4204 (Office)
312/222-1573 (Fax)
ksopranos@tribune.com

INVESTOR CONTACT:
Ruthellyn Musil
312/222-3787 (Office)
312/222-1573 (Fax)
rmusil@tribune.com